Exhibit 5

GLOBAL-TECH APPLIANCES INC.

Quarterly Report for the Three Months ended June 30, 2003

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance, the success of new product development, reliance on key strategic alliances, availability and cost of raw materials, the cost of labor, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including its most recent Report on Form 20-F. The Company does not undertake to update our forward-looking information, or any other information contained or referenced in this document to reflect future events or circumstances

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	June 30, 2003	March 31, 2003
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,633	$21,515
Short-term investments	43,571	41,401
Restricted cash	839	831
Accounts receivable, net	14,034	10,247
Deposits, prepayments & other assets	2,596	2,681
Inventories	7,630	7,507

Total current assets	88,303	84,182
Property, plant and equipment	31,892	32,649
Promissory note receivable	716	716
Land use rights	1,925	1,938
License	3,419	3,593
Patents	237	242
Loan to a director	228	228

Total assets	$126,720	$123,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	494	512
Accounts payable	7,484	5,153
Fees payable for land use rights	273	273
Salaries and allowances payable	688	585
Accrued expenses	1,376	1,576
Income tax payable	3,787	3,727

Total current liabilities	14,102	11,826
Long-term bank loans	237	316
Deferred tax liabilities, net	65	65

Total liabilities	14,404	12,207

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000 shares issued as of June 30, 2003 and March 31, 2003	128	128
Additional paid-in capital	81,753	81,753
Retained earnings	35,233	34,682
Accumulated other comprehensive deficit	(198)	(622)
Less: Treasury stock, at cost, 689,147 shares as of June 30, 2003 and March 31, 2003	(4,600)	(4,600)

Total shareholders’ equity	112,316	111,341

Total liabilities and shareholders’ equity	$126,720	$123,548

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended June 30,
	2003	2002
	(unaudited)	(unaudited)

Net sales	$17,788	$21,335
Cost of goods sold	(13,663)	(15,305)

Gross profit	4,125	6,030
Selling, general and administrative expenses	(3,898)	(3,583)

Operating income	227	2,447
Interest expense	(6)	(21)
Interest income	229	259
Other income, net	161	39

Income from continuing operations before income taxes	611	2,724
Provision for income taxes	(60)	(212)

Income from continuing operations	551	2,512
Loss from discontinued operations, net of applicable income tax (nil)	—	(356)

Net income	$551	$2,156

Basic earnings per common share	$0.05	$0.18

Diluted earnings per common share	$0.05	$0.18

Basic weighted average number of shares outstanding	12,140	12,140

Diluted weighted average number of shares outstanding	12,157	12,140

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of United States dollars)

	For the Three Months Ended June 30,
	2003	2002
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net income	$551	$2,156
Adjustments to reconcile income to net cash provided by operating activities
Share of losses of a joint venture	—	158
Depreciation and amortization	1,412	1,319
Write-of of fixed assets	20	—
Provision for promissory note receivable	—	61
Provision for income taxes	60	213
Increase in accounts receivable, net	(3,787)	(1,081)
Decrease (increase) in deposit, prepayment and other assets	85	(81)
Decrease (increase) in inventories	(123)	305
Increase in promissory note receivable	—	(22)
Increase in accounts payable	2,331	1,228
Decrease in fee payable for license	—	(800)
Increase in salaries and allowances payable	103	171
Increase in advanced payments from customers	—	233
Decrease in accrued expenses	(200)	(294)
Decrease in income tax payable	—	(1,237)

Net cash provided by operating activities	452	2,329

Cash flows from investing activities:
Proceeds from disposal of short-term investment	9,939	—
Purchase of short-term investments	(11,949)	(131)
Purchase of property, plant and equipment	(446)	(1,080)
Purchase of patents	—	(8)
Increase in loan to a joint venture	—	(229)
Decrease in amount due to a director	—	(180)
Increase in restricted cash	(8)	—

Net cash used in investing activities	(2,464)	(1,628)

Cash flows from financing activities:
Addition of long-term bank loans	—	692
Addition of short-term bank borrowings	—	1
Repayment of long-term bank loans	(128)	(210)

Net cash provided by (used in) financing activities	(128)	483

Net increase (decrease) in cash and cash equivalents	(2,140)	1,184
Effect of foreign exchange rate changes on cash	258	—
Cash and cash equivalents at beginning of year	21,515	48,589

Cash and cash equivalents at end of year	$19,633	$49,773

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

(Amounts expressed in United States dollars unless otherwise stated)

Note 1 — GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. (“Global-Tech”) have been prepared as of June 30, 2003 and for the three-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2003. These statements reflect all adjustments which are, in the opinion of management, necessary to fairly present Global-Tech’s financial position as of June 30, 2003 and its results of operations and cash flows for the three months ended June 30, 2003. The results of operations for the three months ended June 30, 2003 should not be considered indicative of the results expected for the fiscal year ending March 31, 2004.

Global-Tech is incorporated in the British Virgin Islands and is a holding company. It does not engage in daily business operations. Global-Tech and its subsidiaries are collectively referred to as the “Company.” The Company is a designer and manufacturer of a wide range of small household appliances. The Company’s main manufacturing operations are located in Dongguan, the People’s Republic of China (“China”). The Company’s products are sold to customers primarily in the United States and Europe.

On April 14, 1998, the Company issued 4,200,000 common shares, par value $0.01 per share, in connection with the initial public offering of its common shares (the “IPO”). On May 7, 1998, the Company issued an additional 630,000 common shares to the underwriters of the IPO pursuant to their exercise in full of the over-allotment option granted to them by the Company.

Note 2 — SUBSIDIARIES

Details of the Company’s principal subsidiaries as of June 30, 2003 were as follows:

Name	Country	Ownership
Wing Shing Products (BVI) Company Limited	British Virgin Islands	100.0%

Wing Shing Overseas Limited	British Virgin Islands	100.0

Pentalpha Enterprises Limited	Hong Kong	100.0

Pentalpha Hong Kong Limited	Hong Kong	100.0

Kwong Lee Shun Trading Company Limited	Hong Kong	100.0

Dongguan Wing Shing Electrical Products Factory Company Limited	China	100.0

Global-Tech USA, Inc.	United States	100.0

Pentalpha Macau Commercial Offshore Limited	Macau	100.0

Global Lite Array (BVI) Limited	British Virgin Islands	76.8

Lite Array (BVI) Company Limited*	British Virgin Islands	76.8

Lite Array, Inc.*.	United States	76.8

Global Display Limited	Hong Kong	100.0

Global-Tech Appliances Inc. is a holding company of the above subsidiaries. It does not engage in daily business operations. Wing Shing Products (BVI) Company Limited is primarily engaged in selling finished goods to our customers. Wing Shing Overseas Limited, Pentalpha Enterprises Limited and Pentalpha Hong Kong Limited are primarily engaged in buying raw materials and selling finished goods to our customers. Kwong Lee Shun Trading Company Limited is a service company that provides management services to us. Dongguan Wing Shing Electrical Products Factory Company Limited is our manufacturing facility located in Dongguan, China. Global-Tech USA, Inc. provides investor relations and consulting services to us. Pentalpha Macau Commercial Offshore Limited is primarily engaged in selling finished goods to our customers. Global Lite Array (BVI) Limited is an investment holding company. Lite Array (BVI) Company Limited is a subsidiary of Global Lite Array (BVI) Limited primarily engaged in buying raw materials and selling organic solid state flat-panel displays to our customers. Lite Array, Inc. is primarily engaged in research and development of organic and inorganic solid-state flat-panel displays. Global Display Limited is primarily engaged in marketing and developing electronic products utilizing multimedia flat panel displays.

*	100% owned by Global Lite Array (BVI) Limited.

Note 3 — SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements. A summary of those significant accounting policies can be found in the Company’s fiscal 2003 Annual Report on Form 20-F, filed on September 30, 2003, in the Notes to the Consolidated Financial Statements, Note 3, and under “Item 5.E—Operating and Financial Results and Prospects—Application of Critical Accounting Policies.”

GLOBAL-TECH APPLIANCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2003

General

We design, manufacture and sell a wide range of small household appliances for brand marketers in developed countries. Our products, all of which are manufactured in China, are marketed by our customers such as Royal Appliance Manufacturing Company (which sells under the brand name Dirt Devil®), Global Marketing Corp. (whose customer sells under the brand name Gevalia®), Black & Decker (which sells under the brand name Black & Decker®), Sunbeam Corporation (which sells under the brand name Sumbeam®), Hamilton Beach/Proctor-Silex (which sell under the brand name Proctor-Silex®), and The Eureka Company (which sells under the brand name of Eureka®). We manufacture approximately 100 different models, primarily in three product categories:

•	kitchen appliances, such as coffeemakers, breadmakers and deep fryers;

•	garment care products, such as steam irons; and

•	floor care products, such as upright vacuum cleaners, extractors and hand-held steam vacuum cleaners.

We were founded in 1963 and, for most of our history, operated primarily as a contract manufacturer of products developed by our customers. In recent years, however, we have emphasized whenever possible original design manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products, which we manufacture for our customers. Net sales of our ODM products represented 37.2% and 38.9% of our net sales during the three months ended June 30, 2002 and June 30, 2003, respectively, with the remaining sales generated by our contract manufacturing activities. The immaterial increase of ODM sales as a percentage of net sales was primarily due to decreased OEM sales to our major customer, Royal Appliance in the 2004 quarterly period. Sales of ODM products had decreased as a percentage of net sales over the last several years. This trend is expected to continue in the near term due to an anticipated increase in sales of new floor care products, which are primarily contract manufactured products. We expect to emphasize our ODM strategy to the greatest extent possible in the future however, as ODM products generally have higher profit margins.

We also are continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. These transactions are part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility to allow us to produce higher-value, technology-oriented products that we believe will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure and capabilities in China. We recently established a new subsidiary, Global Display Limited, for our display business. The primary product development being undertaken is to develop and to acquire our own video control board design in order to satisfy different OEM and ODM client requirements, and to incorporate different technologies used in the audio and video systems to enhance performance of the products. Certain of our display products currently being planned include various sizes of LCD TVs, front and rear projectors, eye-viewers, medical monitors and Plasma TVs. It is anticipated that some samples of LCD TVs and plasma TVs will be available in the near future as our designs are complete and pilot production is expected to begin in November 2003. On September 8, 2003, Global

Display Limited established is own website, http://www.globaldisplay.com.hk as a means to introduce a number of unique flat-panel display-oriented products to potential customers in the U.S. and Europe.

We have produced our first monochrome OLED (organic light emitting diode) display sample that could be utilized in a cellular phone off our vacuum deposition system set up in our factory in Dongguan, China. We are in the process of installing the front-end process photolithography equipment necessary for producing our color and full color displays. We expect our prototype/pilot line to be operational by early 2004 and to begin customer sampling and product evaluation by mid 2004.

The functional currency of our Company is the Hong Kong dollar. The functional currencies of our subsidiaries in the locations outside Hong Kong are the respective local currencies. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars.

References to a quarterly period refer to our fiscal quarter ended on June 30; for example, 2004 quarterly period refers to the fiscal quarter ended June 30, 2003.

Results of Operations

The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

	Three Months Ended June 30,
	2003	2002
	(unaudited)	(unaudited)
Net sales	100.0%	100.0%
Cost of goods sold	76.8	71.7

Gross profit	23.2	28.3
Selling, general and administrative expenses	21.9	16.8

Operating income	1.3	11.5
Interest expense (1)	—	0.1
Interest income	1.3	1.2
Other incomes, net	0.9	0.2

Income from continuing operations before income taxes	3.5	12.8
Provision for income taxes	0.3	1.0

Income from continuing operations	3.2	11.8
Loss from discontinued operations, net of applicable income tax of nil	—	1.7

Net income	3.2%	10.1%

(1)	The interest expense in the 2004 quarterly period was too immaterial to express as a percentage against sales.

Three Months ended June 30, 2003 Compared with Three Months ended June 30, 2002

Net sales. Our net sales consist of our gross invoiced sales less discounts and returns. Net sales for the 2004 quarterly period were $17.8 million as compared to $21.3 million in the 2003 quarterly period. The decrease in net sales was primarily attributable to the decrease in sales of kitchen appliances and garment care products, which were partially offset by an increase in contract manufacturing sales of floor care products. In the 2004 quarterly period, sales of floor care products increased approximately 8.9% over the 2003 quarterly period, and this product category is now larger than our kitchen appliance business. The increase in sales of floor care products is expected to continue in the short term and should offset an expected continuing weakness in sales of kitchen and garment care products at least for the near term. Our sales to Royal Appliances decreased in the 2004 quarterly period as compared to the quarter ended June 30, 2002. It is anticipated the sales of existing floor care products to Royal Appliance will decrease in the near future. We recently received a purchase order from another floor care customer for a new floor care product, which has been scheduled for shipment in the third quarter of this fiscal year. However, there is no assurance that this customer will continue buying this model from us or that the sales revenue generated from this new floor care product will compensate us for any decrease in sales of the existing floor care products to Royal Appliance. We believe that Techtronic Industries Limited (“TTI”), the holding company of Royal Appliance, will begin producing all of Royal Appliance products and consequently Royal will cease purchasing from us. There will be a significant adverse impact on our financial position when we lose this customer unless we are able to replace it with another major floor care company in the near future.

Net sales consist primarily of sales in our three major product categories: kitchen appliances, garment care and travel products and accessories and floor care products. Sales in each product category for the 2004 quarterly period as compared to the 2003 quarterly period were as follows:

•	Sales of kitchen appliances decreased to $2.4 million, or 13.6% of net sales, from $7.1 million, or 33.3% of net sales, primarily due to decreased sales of breadmakers, food steamers, coffee makers and indoor grills. Continuing changes in the kitchen appliance business including the bankruptcies of two of our former major customers, Sunbeam Corporation and Moulinex S.A., the consolidation in the industry and the continued demand by mass merchandisers for low priced appliance products, have led to us to make the decision to cease manufacturing certain kitchen appliance products. In an effort to maintain our profit margins at acceptable levels we have decided not to meet certain prices in this product category. Consequently, we have lost some customers who have chosen to source from lower cost competitors.

•	Sales of garment care and travel products decreased to $415,000, or 2.3% of net sales, as compared to $927,000, or 4.3% of net sales. We do not expect this product category to be material to our operating results in the future.

•	Sales of floor care products increased to $13.8 million, or 77.6% of net sales, from $12.7 million, or 59.4% of net sales, primarily due to new floor care product models contracted by new customers.

We believe that the sales of floor care products will continue to be a significant revenue driver for us in the near future and will generate profit sufficient to offset the impact of the anticipated sales decrease in the garment care and kitchen appliance product categories.

Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in the 2004 quarterly period was $4.1 million, or 23.2% of net sales, as compared to $6.0 million, or 28.3% of net sales, in the 2003 quarterly period. Gross profit as a percentage of net sales decreased in the 2004 quarterly period primarily as a result of higher raw materials costs and overhead expenses as a percentage of net sales. Raw material costs were approximately $11.1 million, or 62.7% of net sales in the 2004 quarterly period as compared to $12.6 million, or 59.2% of net sales in the 2003 quarterly period. The materials cost as a percentage of net sales increase was primarily due to price reductions for certain floor care products. Due to the decrease in net sales resulting from the reduction in price for certain floor care products our cost of raw materials, while decreasing in dollar amount, increased as a percentage of net sales. We expect our major floor care product customers will continue to exert downward price pressure and that we will be required to lower the prices of some of our floor care products to attract and retain business in this product category. Factory overhead was $2.5 million or 14.1% of net sales in the 2004 quarterly period as compared to $2.7 million or 12.5% in the 2003 quarterly period. Decreases in these expenses are primarily attributable to the lower production volume during the 2004 quarterly period. Decreases in manufacturing overhead, including wages for direct and indirect labor (approximately a $110,000 decrease over the comparable quarterly period) and fuel expenses (approximately a $133,000 decrease over the comparable quarterly period) were partially offset by an increase in depreciation and staff benefit expenses.

Selling, general and administrative expenses. The primary components of our selling, general and administrative, or SG&A, expenses include product design and development, transportation of finished goods, salaries for marketing and administrative personnel and professional fees and utilities.

SG&A expenses in the 2004 quarterly period increased to $3.9 million, or 21.9% of net sales, from $3.6 million, or 16.8% of net sales, in the 2003 quarterly period. SG&A expenses increased by approximately 8.8% from the 2003 quarterly period, primarily due to compensation to a departing executive, the salaries to additional staff for OLED and Global Display programs, transportation expenses and costs for developing our display and OLED programs. It is anticipated that the Global Display and OLED programs will not generate sufficient revenue in fiscal 2004 to absorb the SG&A expenses incurred with respect to these programs. Therefore, we expect that our SG&A expenses will continue to increase as a percentage of sales in the near future until sales of display-oriented products materialize.

The primary components of our design and development expenses include sample design, patent fees, testing charges, inspection fees and salaries for engineers and designers. Design and development expenses were $550,000 in the 2004 quarterly period as compared to $284,000 in the same quarterly period of 2003 after netting out the effect of discontinued operations development expenses in the 2003 quarterly period. In the 2004 quarterly period, we incurred approximately $90,000 and $66,000 in the Global Display and OLED programs, respectively. These expenses were primarily attributable to labor costs for the R&D staff developing these programs

Over the next two fiscal years, we expect design and research development expenses to increase to approximately $4.0 million per fiscal year, including approximately $1.5 million for Lite Array and approximately $1.5 million for Global Display and the balance in our core business.

Interest expenses and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was approximately $6,000 in the 2004 quarterly period as compared to $21,000 in the 2003 quarterly period. The decrease in interest expense was due to decreased borrowings. Interest income in the 2004 quarterly period declined to $229,000 from $259,000 in the 2003 quarterly period. The decrease was due to a decline in interest rates on funds invested by the Company. In the 2004 quarterly period, we had an average invested fund balance, which includes cash and cash equivalents and short-term investments, of approximately $62.8 million with an average return of 0.4% as compared to an average invested fund balance of approximately $56.5 million with an average return of 0.5% in the 2003 quarterly period. Other income, net includes tooling income and non-recurring income. Other income, net was approximately $161,000 in the 2004 quarterly period as compared to $39,000 in the 2003 quarterly period. The increase in the 2004 quarterly period was due to higher tooling income.

Income tax. We had taxable income in Hong Kong in the 2003 and 2002 quarterly periods. Our financial statements include provisions for Hong Kong profits tax of approximately $60,000 and $212,000 in the 2004 and 2003 quarterly periods, respectively. We do not believe that our current method of operations subjects us to material U.S. taxes because we do not have significant income effectively connected with a trade or business in the United States. In September 2002, our subsidiary in China filed amended tax returns with the tax authorities for the tax periods of 1995 to 2002. The PRC tax authority is still in the process of reviewing our amended tax returns for the periods; however, according to our amended tax returns as submitted, the first profitable year for our subsidiary in China was 1999. If that is accepted, our PRC subsidiary is still 50% exempt from income tax in the 2004 quarterly period.

Discontinued operations. In the third quarter of fiscal 2003, we sold the TFEL business to the former management of Lite Array Inc. The results have been restated to reflect the results of the TFEL business as discontinued operations with a loss of approximately $356,000 for the 2003 quarterly period.

Net income. Net income for the 2004 quarterly period was $0.6 million, $0.05 per share, as compared to $2.2 million, or $0.18 per share, for the 2003 quarterly period.

Liquidity and Capital Resources

Our primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. Net cash provided by operating activities during the 2004 quarterly period was approximately $452,000, as compared to approximately $2.3 million during the 2003 quarterly period. The decrease in net cash provided by operating activities in the current quarter was primarily due to an increase in accounts receivable in the 2004 quarterly period.

At June 30, 2003, accounts receivable were $14.0 million, as compared to $10.2 million at March 31, 2003. Receivables at June 30, 2003 represented approximately 72 days of sales, as compared to 50 days of sales at March 31, 2003. The increase in the number of days of sales was mainly attributable to the continued extended credit terms granted to our major customer, Royal Appliance Manufacturing Company. Royal Appliance represented approximately 59.1% of total net sales in the 2004 quarterly period.

At June 30, 2003, inventories were $7.6 million, as compared to $7.5 million at March 31, 2003. Our inventories consist primarily of raw materials needed for future production. As we expect sales for the quarter ended June 30, 2003 to generally represent our level of sales for the next two quarters, we believe our current level of inventory is adequate to meet expected production requirements in the short-term. At June 30, 2003, accounts payable were approximately $7.5 million as compared to $5.2 million at March 31, 2003. The increase was mainly due to significant payments to vendors that were due immediately prior to March 31, 2003. Consequently, our accounts payable balance was lower at year end March 31, 2003 when compared to the balance at June 30, 2003. Our process of payment to our vendors is to adhere to the terms and conditions we negotiate with each of our vendors. Working capital increased from $72.4 million at March 31, 2003 to $74.2 million at June 30, 2003 due primarily to increases in cash and cash equivalents plus short-term investments and accounts receivable, which was partially offset by an increase in accounts payable.

In our manufacturing facility in Donggaun, China, we paid value-added tax on raw materials and consumable goods that we procured in China. However, we are eligible for refunds when these materials and consumable goods are transformed into finished goods and exported out of China. As of June 30, 2003, we have a significant VAT receivable due from the Chinese government. In August 2003, we began receiving partial VAT refunds from the Chinese government. However, the Chinese government is historically slow in processing VAT refunds. At present we are unable to predict whether the Chinese government will continue to refund the VAT receivable in an orderly and timely manner.

In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of a corporate executive in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of June 30, 2003, accrued interest on the loan was approximately $615,000. We have reserved fully against the interest due. As this company is currently in the development stage, there can be no assurance that the loan will be repaid on a timely basis, if at all.

In October 1999, we made a loan to an officer for the purchase of a residence and office. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director’s continued service to us. All transactions with our executive officers and directors must be approved by a majority of our directors who are neither our officers nor employees. Furthermore, in order to comply with the Sarbanes-Oxley Act of 2002 enacted by the United States Congress, we will not enter into any loan agreements with directors or executive officers or their respective affiliates.

Our aggregate capital expenditures during the 2003 and 2004 quarterly periods were approximately $1.1 million and $446,000, respectively. Capital expenditures decreased in the 2004 quarterly period primarily due to the installation of new production lines for Global Display being in progress and no major investment required for the core business. Our outstanding capital commitments as of June 30, 2003 were approximately $323,000, primarily for the acquisition of tooling and purchase of machinery and equipment. In fiscal 2004, we expect to incur a total of $4.0 million, including approximately $1.5 million each for Lite Array and Global Display. We plan to acquire certain automated manufacturing equipment to increase our productivity and help offset anticipated increases in the cost of labor but we do not expect our capital expenditures will increase materially from prior years because of this. We maintain adequate cash to support our new business development. In the 2004 quarterly period, we had a total of approximately $63.2 million in cash and cash equivalents plus short-term investments as compared to $58.6 million in the 2003 quarterly period. As of June 30, 2003, we generated approximately $452,000 in cash flow from the operating activities of our core business but do not expect either OLED or Global Display to generate any revenue in this fiscal year. We believe we have sufficient funds available to support these two programs. However, there is no assurance that expected results will make it feasible to continue these projects or that the display products, if any, ultimately developed will ever attain commercial viability.

On January 27, 2003, we invested $3.0 million in U.S. Dollar Multi-Callable deposits that will mature in five years. The stated interest rates for this deposit were 3.00%, 3.25%, 3.50%, 3.75% and 4.00% over each of the subsequent five one-year periods. The return on the deposit was fixed at above market rates at inception. If the bank exercises its right to prematurely repay the deposit, we may incur a lower rate of return when reinvesting the funds. In addition, we may be unable to access the funds before their maturity without reaching an appropriate agreement with the bank, which most likely would entail compensating it for any losses incurred as a result of such a modification. There was no change in the market value of this deposit as of June 30, 2003.

As of June 30, 2003, we have two step-up floating rate certificates of deposits (CD) for a total invested balance of $1.35 million that will mature on September 25, 2007. The deposits carried a fixed coupon rate at 3.25% per annum for the first two years and a floating rate thereafter. If we hold the CD’s to maturity, we will receive all payments of interest and principal. However, if we sell them before maturity, the market price of the CD may fluctuate as a result of many factors including market interest rate fluctuation and credit rating of the Bank. Therefore, if this CD is sold prior to maturity we may be subject to a loss on our original deposit. There was no change in the market value of this deposit as of June 30, 2003.

We maintained revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. as of June 30, 2003. These credit facilities have an aggregate facilities limit of approximately $28.4 million and bear interest at floating commercial bank lending rates in Hong Kong that ranged from 6.0% to 6.125% per annum. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. The balance for short-term borrowings under these facilities was nil as of June 30, 2003. Our outstanding borrowings vary according to our seasonal working capital requirements. The amount utilized for overdrafts, bank loans, guarantees and letters of credit under our bank facilities was approximately $1.1 million as of June 30, 2003.

Our long term-debt consisted of two term loans with an aggregate outstanding amount of approximately $731,000 as of June 30, 2003 (including the current portion of long-term debt). These terms loans were provided by Standard Chartered Bank under the revolving credit facility to finance the purchase of machinery, equipment and motor vehicles. The term loans bear interest at rates currently ranging from 2.03% to 3.25% per annum and mature on various dates through the year 2004. The term loans are payable in monthly installments, which were approximately $42,700 in the aggregate as of June 30, 2003. As of June 30, 2003, we have an outstanding loan of approximately $553,000 (or EURO 484,000) denominated in EURO. This loan will mature in April 2004. During the first three months of fiscal 2004, the exchange rate for the U.S. dollar against the EURO had depreciated from $1.1119 per EURO to 1.1420 per EURO. Consequently, we have to pay more Hong Kong dollars (which is pegged to the U.S. Dollar) for each monthly installment. However, due to the immaterial amount of the loan, we do not expect a continued increase in the value of the EURO will have a material impact on our financial position.

We anticipate that cash generated from operating activities should be adequate to satisfy our capital requirements for the next two fiscal years. We have in the past considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

Our acquisition of Lite Array, Inc. was completed in May 2001. Total consideration for our investment in Lite Array was approximately $9.6 million. Sometime after making our investment decision, as part of our analysis of the potential for Lite Array’s TFEL display business and its joint venture operation, we determined that the long-term prospects for the TFEL business were limited. We decided to discontinue the production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. We decided to write off the value of Lite Array’s investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us. In fiscal 2003, we sold Lite Array’s TFEL display business, including the interest that Lite Array owned in a joint venture manufacturing facility in Jiangmen, China, to ViewPoint Flat Panel Display, Inc. a corporation in California, owned by the former management of Lite Array. During the transaction, the former management of Lite Array assigned a loan due to Global Lite Array outstanding as of the closing date. The loan amount was approximately $2.8 million. We have made an adequate provision for the loan due to Global Lite Array. There is no assurance that we could collect the loan if the former management of Lite Array cannot successfully derive profit from the TFEL business. After the sale of the TFEL business, we recorded its results as losses from discontinued operations of approximately $11.0 million and $835,000 for fiscal years 2002 and 2003, respectively.

Pursuant to the small molecule OLED license we assumed as a result of our acquisition of Lite Array, we must pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time by us after January 1, 2004

On January 7, 2003, we entered into an asset purchase and lease agreement with Opsys US Corporation (Opsys), a Delaware Corporation. We purchased their R&D experimental production equipment for small module OLED displays for $1.0 million. Concurrent with the purchase of the equipment, we leased it back to Opsys through February 28, 2003 for a rental payment of $1,000 per month. Upon the execution of the Purchase Agreement, we were granted a warrant to purchase securities of Opsys (and of any of its affiliates that raised capital) having an aggregate valuation of $2.0 million, with such warrants having an exercise price of $0.0001 per share. At the time of the execution of the Purchase Agreement, we believed that the purchase of the equipment and the opportunity to acquire such securities would accelerate our progress in OLED product development. An involuntary proceeding under Chapter 7 of the United States Bankruptcy Code was commenced against Opsys on May 3, 2003. On September 4, 2003, the Bankruptcy Court for the Northern District of California issued an order to allow us to proceed with removal of the equipment located in Opsys’ business location. We are currently in the process of arranging to remove and ship the equipment to our facility in Dongguan, China for re-installation and plan to operate the R&D line there in a new clean room.

Inflation. From 1996 through July 2003, the rate of inflation in Hong Kong has ranged from approximately -8.1% to 6.6% per year (approximately –3.0% during 2002 and -2.4% for the first seven months during 2003) and the average rate of inflation in China ranged from approximately -2.2% to 9.8.0% per year (approximately -0.8% during 2002 and 0.6% for the first seven month in 2003). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent an increasingly significant component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

Currency and Exchange Rates. The functional currency of our Company is the Hong Kong dollar. The Hong Kong dollar is pegged to the U.S. dollar. The functional currencies of our subsidiaries in the locations outside Hong Kong are the respective local currencies. Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. Currently, we have a long-term loan denominated in the EURO. During the first three months of fiscal 2004, the exchange rate for the U.S. dollar against the EURO had depreciated from 1.1119 per EURO to $1.1420 per EURO. However, we have not been significantly affected by exchange rate fluctuations and consequently do not hedge our positions.